SEC Mail Processing SEC

21001476

Washington, D.C. 20549

MAR 05 2021

Washington, DC

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 32983 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palico LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, Suite 1700

(No. and Street)

| New York | NY | 10166 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Boyar 917-696-0316

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Sapper & Miller

(Name – *if individual, state last, first, middle name*)

| 1776 Broadway | New York | NY | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palico LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

FINOP, CCO

Title

YIDA B DIEZPRESILLA
NOTARY PUBLIC OF NEW JERSEY
COMM. #2356740
COMMISSION EXP. 03/05/2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PALICO LLC**

**(A LIMITED LIABILITY COMPANY)**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2020**

**PALICO LLC**

**(A LIMITED LIABILITY COMPANY)**

**TABLE OF CONTENTS**

KATZ SAPPER & MILLER

Our People. Your Success

*Report of Independent Registered Public Accounting Firm*

To the Member
Palico LLC

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Palico LLC as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Palico LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of Palico LLC's management. Our responsibility is to express an opinion on Palico LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palico LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The Schedules of Computation of Net Capital under SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Palico LLC's financial statements. The supplemental information is the responsibility of Palico LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

We, including the tenure of the predecessor firm, have served as Palico LLC's auditor since 2014.

Katz, Sapper & Miller, LLP

New York, New York
February 17, 2021

**PALICO LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2020**

***ASSETS***

| | | |
|---|---|---|
| ***Current Assets:*** | | |
| Cash | $ | 29,961 |
| Prepaid Expenses | | 162 |
| Total Current Assets | | 30,123 |
| ***Other Assets:*** | | |
| Security Deposits | | 79 |
| Total Assets | $ | 30,202 |

***LIABILITIES AND MEMBER'S EQUITY***

| | | |
|---|---|---|
| ***Current Liabilities:*** | | |
| Accrued Expenses | $ | 17,595 |
| Total Current Liabilities | | 17,595 |
| ***Member's Equity:*** | | |
| Member's Equity | | 12,607 |
| Total Member's Equity | | 12,607 |
| Total Liabilities and Member's Equity | $ | 30,202 |

The accompanying notes are an integral part of the financial statements.

# PALICO LLC

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2020

| | |
|---|---|
| ***Operating Expenses:*** | |
| Independent Contractors | 11,066 |
| Regulatory and Consulting Expense | 31,140 |
| Professional Fees | 17,500 |
| Computer and Internet | 1,839 |
| Virtual Office | 1,552 |
| Bank Charges | 1,120 |
| Insurance | 583 |
| Office Expenses | 176 |
| Total Operating Expenses | 64,976 |
| ***Loss Before Provision for Income Taxes*** | (64,976) |
| ***Provision for Income Taxes*** | 57 |
| ***Net Loss*** | $ (65,033) |

The accompanying notes are an integral part of the financial statements.

# PALICO LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2020

| | | Member's Equity |
|---|---|---|
| Balance at January 1, 2020 | $ | 5,853 |
| Net Loss | | (65,033) |
| Capital Contributions | | 71,787 |
| Balance at December 31, 2020 | $ | 12,607 |

The accompanying notes are an integral part of the financial statements.

**PALICO LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | | |
|---|---|---|
| ***Cash Flows From Operating Activities:*** | | |
| Net Loss | $ | (65,033) |
| Adjustments To Reconcile Net Loss To Net Cash | | |
| Used for Operating Activities: | | |
| (Increase) or Decrease in Current Assets | | |
| Prepaid Expenses | | (54) |
| Increase or (Decrease) in Current Liabilities: | | |
| Accrued Expenses | | 95 |
| Net Cash (Used For) Operating Activities | | (64,992) |
| ***Cash Flows From Financing Activities:*** | | |
| Capital Contributions | | 71,787 |
| Net Cash Provided By Financing Activities | | 71,787 |
| Net Increase (Decrease) in Cash | | 6,795 |
| Cash at Beginning of Year | | 23,166 |
| Cash at End of Year | $ | 29,961 |
| ***Supplemental Disclosures of Cash Flow Information:*** | | |
| Cash paid during the year for: | | |
| Taxes | $ | 57 |

The accompanying notes are an integral part of the financial statements.

## *NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### *A) Nature of Business*

Palico LLC ("The Company") was established in January 2001, operates a platform that provides to its clients a listing of private placement offerings (the "Platform"). The Platform is utilized by Investors to initiate contact with a Sponsor who can then provide the Investor with additional information regarding the Sponsor as well as information about specific investment opportunities. The Platform does not function as a placement agent or finder. The Company's revenues are generated solely from subscription fees charged for becoming a user of the Platform. The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority ("FINRA") as well as the Securities Investor Protection Corporation ("SIPC").

### *B) Basis of Accounting*

The Company's financial statements are prepared in accordance with accounting principles general accepted in the United States of America.

### *C) Revenue Recognition / Deferred Revenue*

On January 1, 2018, the Company adopted ASU-2014-09 and related amendment ASC 606. This new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB.

The Company historically received subscription fees from its clients. The revenue arising from fees received in advance of subscription services rendered are deferred until earned. There was no cumulative effect to be recognized from initially applying ASC 606 due to the new standard not resulting in a material change in policy of revenue recognition. Revenue is essentially recognized over the period in which information is available to the subscribers.

### *D) Regulatory Requirements*

The Company is registered as a broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission (SEC), and FINRA. Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

## *NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)*

### *E) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *F) Income Taxes*

The Company was formed as a single member LLC however, it has elected to be treated as a corporation for federal and state income tax purposes.

The Company has adopted the provision of FASB ASC 740-10-50-8. The provision for income taxes represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

The Company has adopted the provision of FASB ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2020, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse.

## *NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)*

### *F) Income Taxes (continued)*

The Company has deductions available for tax return reporting purposes, net operating losses that total $1,583,581 as of December 31, 2020. The deferred tax asset, available from these net operating losses, expires over the next 20 years beginning with the year ended December 31, 2028 and is based upon the Company's future taxable income. However, the portion of these losses created from years beginning January 1, 2018 can be carried forward indefinitely. Due to the uncertainties relating to the realization of the deferred tax asset (based on generating sufficient taxable income prior to the expiration of loss carry forwards and other temporary differences), management believes that the deferred tax asset may not be realized. Thus, the deferred tax asset has been offset by an equivalent valuation allowance at December 31, 2020.

The Company is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2017.

### *G) Subsequent Event*

The Company has performed an evaluation of subsequent events through February 17, 2020, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2020.

### *H) Liquidity*

The Company suspended revenue activities during 2016 and has since updated its business model. It is now an investor-relationship building network connecting general partners, limited partners, and placement agents. Under this updated model, Palico SAS (Parent) operates the platform fully. The Company intends to commence revenue activities within one year from the date of this report. At that time, revenues will be realized from the sale of subscriptions to the platform and/or management fees from the Parent company.

The Company's suspension of revenue has resulted in operating losses and negative cash flow from operating activities, however the Company has been able to meet its business obligations through the contributions made by its Parent, who has the intent and ability to continue making contributions as needed until the Company resumes profitable operations.

## *NOTE 2 – CONCENTRATIONS OF CREDIT RISK*

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2020 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2020, there were no uninsured amounts.

## *NOTE 3 – DEFERRED TAXES*

The deferred tax asset and the related offsetting valuation at December 31, 2020 is comprised of the following:

Deferred:

| | |
|---|---|
| Federal Corporation Tax | $ 332,552 |
| New York State Franchise Tax | 102,933 |
| New York City Corporation Income Tax | 126,686 |
| Less Valuation Allowance | (562,171) |
| Deferred Tax Asset | $ -0- |

PALICO LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

***NOTE 4 – PROVISION (BENEFIT) FOR INCOME TAXES***

The Provision (Benefit) for Income Taxes consists of the following:

| | |
|---|---|
| **Current:** | |
| Federal | $ - |
| New York State | 32 |
| New York City | 25 |
| Total | 57 |
| **Deferred:** | |
| Federal Corporation Tax | (13,657) |
| New York State Franchise Tax | (4,227) |
| New York City Corporation Income Tax | (5,203) |
| | (23,087) |
| Increase in Valuation Allowance | 23,087 |
| Total Deferred | - |
| Provision for Income Taxes | $ 57 |

***NOTE 5 – NET CAPITAL REQUIREMENTS***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the minimum net capital was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

As of December 31, 2020, the Company had net capital of $12,366 which was $7,366 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.42 to 1.

***NOTE 6 – COVID-19***

On January 30, 2020, the World Health Organization declared a global health emergency over the novel coronavirus known as COVID-19. The Company has been monitoring the evolving situation closely and is taking action to mitigate the impact of the health emergency. As of the date of this report. the Company has not experienced and health-related issues with its staff.

PALICO LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2020

**PALICO LLC**

**COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1**

**DECEMBER 31, 2020**

| | | |
|---|---|---|
| ***Net capital*** | | |
| Total member's equity | $ | 12,607 |
| Deduct: member's equity not allowable for net capital | | - |
| Total member's equity qualifies for net capital | | 12,607 |
| Add: subordinated borrowings allowable in computation of net capital | | - |
| ***Total capital and allowable subordinated liabilities*** | | 12,607 |
| Deductions and/or changes: | | |
| Non-allowable assets: | | |
| Security deposit | $ | 79 |
| Prepaid expenses | | 162 |
| Total deductions and/or changes: | | 241 |
| ***Net capital before haircuts on securities positions*** | | 12,366 |
| ***Haircuts on securities*** | | - |
| ***Net capital*** | $ | 12,366 |
| ***Aggregate indebtedness*** | | |
| Items included in statement of financial condition: | | |
| Account payable, accrued liabilities, accrued expenses and other items included in statement of financial condition | $ | 17,595 |
| Total aggregate indebtedness | $ | 17,595 |
| ***Minimum net capital required*** | $ | 5,000 |
| ***Excess net capital*** | $ | 7,366 |
| ***Excess net capital of the greater of 10 percent of total aggregate indebtness Or 120 percent of minimum net capital required*** | $ | 6,366 |
| ***Ratio of aggregate indebtedness to net capital*** | | 1.42 to 1 |
| Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2020): | | |
| Net capital, as reported in Company's Part II (un-audited) FOCUS report | $ | 12,366 |
| Net audit adjustments resulting in increased capital | | |
| ***Net capital per above*** | $ | 12,366 |

See report of independent registered public accounting firm.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See report of independent registered public accounting firm.

KATZ SAPPER & MILLER

Our People: Your Success

*Report of Independent Registered Public Accounting Firm*
*On Exemption Report*

To the Member
Palico LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Palico LLC identified the following: Palico LLC does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240. 15c3-3, and (2) Palico LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Palico LLC limits its business activities exclusively to: receiving subscription-based income from an informational website whereby Limited and General Partnerships can build relationships with Fund Managers. Palico LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor did Palico LLC carry accounts of or for customers. (3) In accordance with the SEC FAQ update of July 1, 2020, Palico LLC is further relying on Footnote 74 as it did not carry PAB accounts (as defined in Rule 15c3-3). Palico LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palico LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Katz, Sapper & Miller, LLP

New York, New York
February 17, 2021

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

# PALICO LLC

## 200 Park Avenue
## New York, NY 10166

**Palico LLC Exemption Report**

Palico LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving subscription-based income from an informational website whereby Limited and General Partnerships can build relationships with Fund Managers. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor did the Company carry accounts of or for customers.

(3) In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3).

Palico LLC

I, Kenneth Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Boyar

Kenneth Boyar
Title: CCO, FINOP
February 15, 2021